UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Ludvik Capital, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

549733103
(CUSIP Number)

KENNETH A. SCHLESINGER, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 549733103

1	NAME OF REPORTING PERSON Craig A. Zabala
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 549733103

1	NAME OF REPORTING PERSON The Concorde Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 549733103

STATEMENT ON SCHEDULE 13D

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.  Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Ludvik Capital, Inc., a Delaware corporation (the “Issuer”).  The principal  executive offices of the Issuer are located at 1220 N. Market Street, Ste 806, Wilmington, Delaware 19901.

Item 2.  Identity and Background.

(a)	Name

This statement is being filed jointly by Craig A. Zabala (“Zabala”) and The Concorde Group, Inc. (“Concorde”).  Zabala and Concorde are collectively referred to as the “Reporting Persons.”

(b)	Business address

The principal business address of Concorde is 14 Wall Street, 11th Floor, New York, New York 10005.  The principal business address of Zabala is P.O. Box 360, New York, New York 10012.

(c)	Principal business

The principal business of Concorde is investment management.  Zabala’s principal business occupation is serving as Chairman, President and Chief Executive Officer of Concorde.

(d)	Criminal Proceedings

None of the Reporting Persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Securities Law Proceedings

None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	State of Incorporation

Concorde is a Delaware corporation.  Zabala is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Concorde purchased 5,000,000 shares of Common Stock out of working capital, and not borrowed funds, for an aggregate consideration of $100.00.

CUSIP NO. 549733103

Item 4.  Purpose of Transaction.

The Reporting Persons currently hold the shares of Common Stock reported herein as an investment.  The Reporting Persons continuously evaluate the business and business prospects of the Issuer and in the future may, subject to applicable securities and other laws, market conditions, their assessment of the business prospects of the Issuer, and other factors which may become relevant to their holdings, take such actions with respect to their holdings in the Issuer as they deem appropriate in light of the circumstances and conditions existing from time to time.  Such actions may include the purchase of additional Common Stock or securities convertible into Common Stock in the open market, the purchase of additional Common Stock or securities convertible into Common Stock in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock or securities convertible into Common Stock now owned or hereafter acquired, either in a sale(s) of Common Stock in the open market or the sale(s) of Common Stock or securities convertible into Common Stock in privately negotiated transactions to one or more purchasers.

The shares of Common Stock were acquired for investment purposes.  The Reporting Persons presently do not have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item 4 of Schedule 13D.  As mentioned above, the Reporting Persons may re-evaluate their investment in the Issuer.  Based on such re-evaluation, they may determine at a future date to change their position with respect to any action enumerated in items (a) through (j) above.

Item 5.  Interest in Securities of the Issuer.

(a)  Concorde is the beneficial owner of 5,000,000 shares of Common Stock, representing approximately 6.29% of the 79,459,175 shares of outstanding Common Stock of the Issuer as of April 24, 2009.  Zabala, as Chairman, President, Chief Executive Officer and controlling stockholder of Concorde, may be deemed to beneficially own the shares of Common Stock held by Concorde.  Zabala disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(b)  Concorde has the sole power to vote or direct the vote, and to dispose or direct the disposition of, the 5,000,000 shares of Common Stock beneficially owned by it.  Zabala, as Chairman, President, Chief Executive Officer and controlling stockholder of Concorde, may be deemed to share the indirect power to vote and direct the disposition of the 5,000,000 shares of Common Stock held by Concorde.

(c)  On April 24, 2009, Concorde entered into a Stock Purchase Agreement with the Issuer whereby Concorde agreed to purchase 5,000,000 shares of Common Stock from the Issuer for the aggregate price of $100.00.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 27, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 549733103

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Craig A. Zabala and The Concorde Group, Inc., dated April 27, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2009

THE CONCORDE GROUP, INC.

By:	/s/ Craig A. Zabala
Name: Craig A. Zabala Title: President and Chief Executive Officer

/s/ Craig A. Zabala
CRAIG A. ZABALA